

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

November 10, 2009

Mr. Laurence D. Fink
Chairman, Chief Executive Officer and Director
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022

> **Re: BlackRock, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed April 16, 2009**
> **Supplemental Response filed June 17, 2009**
> **File No. 1-33099**

Dear Mr. Fink:

We have completed our review of your proxy statement and related filings and do not, at this time, have any further comments.

Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or the undersigned at (202) 551-3655 if you have any other questions.

Sincerely,

Sonia Barros
Special Counsel